SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 9, 2022

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Announcement of LM Ericsson Telephone Company, December 9, 2022 regarding “Ericsson and Apple sign global patent license agreement”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: December 9, 2022

PRESS RELEASE December 9, 2022

Ericsson and Apple sign global patent license agreement

•	Agreement includes global cross-license for patented cellular standard-essential technologies and grants certain other patent rights.

•	Settlement ends all ongoing patent-related legal disputes between the parties.

•	Including effects of the settlement, and including ongoing IPR business with all other licensees, Ericsson estimates fourth quarter 2022 IPR licensing revenues will be SEK 5.5 - 6.0 b.

Ericsson (NASDAQ: ERIC) and Apple have reached a multi-year, global patent license agreement between the two companies. The agreement includes a cross-license relating to patented cellular standard-essential technologies and grants certain other patent rights.

Furthermore, Ericsson and Apple have mutually agreed to strengthen their technology and business collaboration, including in technology, interoperability and standards development.

This settlement ends the lawsuits filed by both companies in several countries, including in the United States District Court of the Eastern District of Texas, as well as the complaints filed before the United States International Trade Commission (USITC).

Ericsson’s IPR licensing revenues continue to be affected by several factors, including expired patent license agreements pending renewal, the technology shift from 4G to 5G, and possible currency effects and geopolitical impact going forward. Including effects of the agreement with Apple covering sales from January 15, 2022, and including ongoing IPR business with all other licensees, Ericsson estimates the fourth quarter 2022 IPR licensing revenues will be SEK 5.5 - 6.0 b.

Christina Petersson, Chief Intellectual Property Officer at Ericsson says: “We are pleased to settle the litigations with Apple with this agreement, which is of strategic importance to our 5G licensing program. This will allow both companies to continue to focus on bringing the best technology to the global market.”

Over several decades, Ericsson has been a leading contributor to 3GPP and to the development of global mobile standards for the benefit of consumers and enterprises everywhere. The value of Ericsson’s patent portfolio of more than 60,000 granted patents is strengthened by our leading position as 5G vendor, and annual investments of more than USD 4 b in R&D. The company is confident of growing its IPR revenues with new 5G agreements and by expanding into other licensing areas long term.

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PRESS RELEASE December 9, 2022

NOTES TO EDITORS:

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FOR FURTHER INFORMATION, PLEASE CONTACT:

Contact person

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Phone: +46 705 75 29 06

E-mail: peter.nyquist@ericsson.com

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Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

ABOUT ERICSSON:

Ericsson enables communications service providers and enterprises to capture the full value of connectivity. The company’s portfolio spans the following business areas: Networks, Cloud Software and Services, Enterprise Wireless Solutions, Global Communications Platform, and Technologies and New Businesses. It is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s innovation investments have delivered the benefits of mobility and mobile broadband to billions of people globally. Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

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PRESS RELEASE December 9, 2022

Forward-looking statements

This release includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, in particular the following:

•	Our expectations regarding IPR licensing revenues, including the new agreement with Apple in the fourth quarter 2022

•	Our goals, strategies, planning assumptions and operational or financial performance expectations

•	Industry trends, future characteristics, and development of the markets in which we operate

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	The ability to deliver on future plans and to realize potential for future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	The time until acquired entities and businesses will be integrated and accretive to income

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to, the factors described in the section “Risk Factors” in the latest interim report, and in “Risk Factors” in the Annual Report 2021.

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PRESS RELEASE December 9, 2022

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward- looking statements, and the estimates and assumptions associated with them, after the date of this release, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulations.

This information is information that Telefonaktiebolaget LM Ericsson is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above at 14:30 pm CET on December 9, 2022.

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